

Mail Stop 3720

September 8, 2016

David T. Pearson
Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

>   **Re: Vonage Holdings Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 12, 2016**
>   **File No. 001-32887**

Dear Mr. Pearson:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements

Note 14. Segment Information, page F-41

1.   We note that as a result of recent business acquisitions, you have significantly expanded your operations in in the Cloud Communications market, which are included in your business operating segment. We also note your acquisition of Nexmo in June 2016. To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segments, please provide us with the following information:

- Provide your current organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker(s) ("CODM") and senior management team;

- Tell us the title and describe the role of your CODM and each of the individuals who report to the CODM;

- Identify and describe the role of each of your segment managers;

- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings;

- Describe the information regularly provided to the CODM and tell us how frequently it is prepared;

- Describe the information regularly provided to the Board of Directors and tell us how frequently it is prepared;

- Describe the information about the business units in the business operating segment that are provided to the CODM, tell us whether there are managers accountable for the business units, and if so, tell us to whom they are accountable;

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and

- Describe the basis for determining the compensation of the individuals that report to the CODM.

2. You determined that your two operating segments meet the criteria for aggregation since the segments have similar operating and economic characteristics. To help us understand how you applied the guidance in FASB ASC 280 please provide us with the following information:

- Compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among your operating segments, tell us why your determined that disaggregation was not warranted;

- Provide us with your historical and projected revenues, gross margin, operating margin, and measure of segment profitability; and

- Tell us why the company is organized in the manner that it is.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551- 3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications